February 25, 2011

Duc Dang
Securities and Exchange Commission

Re: Homeownusa
Registration Statement on Form S-11
Filed October 20, 2010
File No. 333-170035

Thank you for your comments and assistance on our filing. Please find an outline of the amendments made to the above referenced document.

General

1.
In response to your item 1 that we have not yet identified any specific assets to acquire with the net proceeds from this offering and our intention to qualify as a REIT in the next taxable year, we referred to industry guide 5 and we believe that guidance provided is not applicable to our offering:

We are of the opinion that Industry guide 5 applies to limited partnerships. The Internal Revenue Code defines a REIT as a corporation, trust or association that would be taxable as a regular corporation, but for its election to be taxed as a REIT. Accordingly, we incorporated the company as a for-profit corporation.

2.
In response to your item 2 in querying about the potential use of sales material proposed to be transmitted to prospective investors, orally or in writing and also including such information on our web site, we offer:

We have no plans to generate such potential sales materials nor do we have plans for inclusion of such materials on our website.

3.	We note your item 3 asking to significantly revise our registration statement to include the disclosure required by each item of Form S-11 and your example:

•	Item 24 Selection, Management and Custody of Registrant’s Investments:

For Item 24, we have revised our disclosure as follows:

Selection, Management and Custody of Registrant’s Investments

Our sole officer and director will provide investment advisement services to the Company and will have complete discretion to manage and control our business and to make all decisions affecting its planned assets. This authority generally includes, among other things, the authority to:
•	operate our business;
•	improve, renovate and perform construction activities with regard to the properties to be acquired;
•	procure and maintain insurance;
•	negotiate, execute and deliver agreements on behalf of and in the name of the Company;
•	borrow money on a secured or unsecured basis;
•	coordinate all accounting and clerical functions of the Company;
•	acquire any assets, and encumber, sell, assign, transfer, or otherwise dispose of any or all of the assets of the Company

Our sole officer and director will not receive additional compensation directly or indirectly for providing such services.

Cover page of the Prospectus

4.
In response to your item 4 asking us to disclose the net proceeds we will receive in accordance to Item 501(b)(3) of Regulation S-K as per your example to include a footnote we offer footnote (3) as follows:

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee (2)

Common Stock by Company	5,000,000	$0.50	$2,500,000	$178.25

(1) The offering price has been arbitrarily determined by the Company and bears no relationship to assets, earnings, or any other valuation criteria. No assurance can be given that the shares offered hereby will have a market value or that they may be sold at this, or at any price.

(2) Estimated solely for the purpose of calculating the registration fee based on Rule 457 (o).

(3) The expenses of this offering, including the preparation of this prospectus and the filing of this registration statement, estimated at $6,700 are being paid for by Homeownusa.

5.	As per your item 5 referring to Item 501(b)(8)(iii) of Regulation S-K asking us to specify when this offering will close we offer the following revision to our disclosure:

The price per share will be $0.50 for the duration of the offering. The offering will be open for 90 days after this registration statement is deemed effective unless extended for an additional period of 90 days by the Company. Funds raised under this offering will not be held in trust or in any escrow account and all funds raised regardless of the amount will be available to the Company.  Homeownusa will be selling all the shares and will receive all proceeds from the sale. The Company may not sell these securities until the registration statement filed with the Securities and Exchange Commission is deemed effective.

6.	As per your item 6 requiring us to clarify that our sole officer and director is conducting this offering we offer the following revision to our disclosure:

This offering is self-underwritten, our sole officer and director is conducting this offering. No underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. There are no underwriting commissions involved in this offering.

Summary Information

Summary Information about HOMEOWNUSA page 6

7.
As per your item 7 the company (we) indicated that we intend to qualify as a REIT for federal tax purposes for our first full taxable year and that we intend to redeem a portion of our existing shares to meet these guidelines as per (Security Ownership of Certain Beneficial Owners and Management, page 46 in our prospectus), we note that you also ask us to explain that our sole officer and director will continue to own the majority of common stock. With this in mind you have asked us to explain in greater detail how we intend to qualify as a REIT given the requirement that not more than 50% of the common stock can be owned by five or fewer individuals, you asked us to review our disclosures regarding expected tax status accordingly. We offer the following revisions to our disclosure:

The company intends to redeem a portion of the Presidents stock such that not more than 50% of the common stock will be owned by five or fewer individuals and the President’s shareholding will be a maximum of 9.9% of the common stock issued and outstanding (See Use of Proceeds and SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT).

8.
We note your item 8 requiring us to quantify what we mean by “historically attractive” distressed real property prices. Also you have asked us to revise to clarify that we have not identified a source of financing that would allow us to take advantage of such opportunities. We offer the following revision to our disclosure:

We are a development-stage company that intends to acquire multi family apartment properties. We intend to acquire distressed assets directly from owners or financial institutions holding foreclosed real estate and debt instruments that are either in default or on bank watch lists.

9.	We note your item 9 asking us to clarify that our control person provided the $10,000 rose. We revise our disclosure as follows:

As of January 31, 2010, the end of our fiscal year, the Company had raised $10,000 through the sale of its common stock to its President and sole officer Mr. Pieter du Plooy.

10.
As per your item 10 you state that on page 7, we disclose that information herein is only accurate as of the date of this prospectus, regardless of the time of delivery and sale. You further ask us to please revise to balance the disclosure to clarify that we are required, pursuant to applicable regulations, to update this prospectus during our continuous offering, we offer the following revision to our disclosure:

The information contained herein is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. The Company is required, pursuant to applicable regulations, to update this prospectus.

Risk Factors, page 8

General

11.
As per your item 11 stating that in our introductory statement we state that the items included here are the most significant material risks. You stated that, that implies there are other material risks that have not been disclosed. We note that this section should disclose and briefly discuss all material risks. We have revised our disclosure as follows:

The Company considers the following to be all the material risks to an investor regarding this offering.

12.
We not your item 12 stating Item 503(c) of Regulation S-K that we set forth each risk factor under a sub caption that adequately describes the risk. According to council some of the current risk factor sub captions do not adequately describe the risk to our business. As per example, the risk factors under the sub caption “General Competition” on page 16 fail to provide enough detail of the risk to the company’s business. We note your request to review and revise each risk factor, as applicable to provide specific disclosure of how we our business, financial condition and results of operation would be affected. Accordingly we offer the following revisions to our disclosure:

We have revised the entire Risk Factor section as set out elsewhere in the letter. For the General Competition risk, we offer the following revision:

GENERAL COMPETITION COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS, THE MARKET PRICE OF OUR COMMON STOCK AND OUR ABILITY TO MAKE DISTRIBUTIONS TO OUR STOCKHOLDERS.

We compete with numerous leasers including other online companies as well as regional leasing agents. Most of our competitors may have greater access to capital than we do and may use these resources to engage in aggressive advertising and marketing campaigns. The current prevalence of aggressive advertising and promotion may generate pricing pressures to which we must respond. Our inability to compete at lower prices could adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

13.
As per your item 13, you request us to include a risk factor that there is no minimum offering, including the risk that early investors may be the only investors in our offering, we have added the following risk factor:

BECAUSE THERE IS NO MINIMUM PROCEEDS FROM THIS OFFERING, THE COMPANY CAN RECEIVE FROM THIS OFFERING, THE COMPANY MAY NOT RAISE SUFFICIENT CAPITAL TO IMPLEMENT ITS PLANNED BUSINESS AND YOUR ENTIRE INVESTMENT COULD BE LOST

This offering is being made on a best-efforts basis and there is no minimum amount of proceeds the Company may receive. Funds raised under this offering will not be held in trust or in any escrow account and all funds raised regardless of the amount will be available to the Company. In the event that does not raise sufficient capital to implement its planned operations, your entire investment could be lost.

14.
We note your item 14 requesting us to discuss if true that we do not have a redemption program available to shareholders and the additional liquidity risks associated with the lack of such a program we offer

WE HAVE NOT ADOPTED A STOCK REDEMPTION PROGRAM; YOU MAY BE UNABLE TO RECOVER YOUR INVESTMENT.

We have not adopted a stock redemption plan to provide a means for liquidity. Given our relatively small size, it is highly unlikely that a redemption plan would be developed within the foreseeable future. In addition, even if we adopted a redemption plan, we would have discretion to not redeem your shares, to suspend the plan and to cease redemptions. Currently, there is no public market for the shares, so stockholders may be unable to sell their shares or may only be able to sell their shares at an undesirable discounted price or after considerable delay.

15.	We note your item 15 instructing us to please include a risk factor that describes management’s inexperience running a public company we offer the following:

BECAUSE THE COMPANY’S MANAGEMENT HAS NO PRIOR EXPERIENCE IN RUNNING A PUBLIC COMPANY, THE COMPANY MAY BE FACED WITH ADDITIONAL COSTS TO MAINTAIN IS REPORTING REQUIREMENTS. SUCH COSTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS

Because the Company’s management has no prior experience in running a public company, the Company may be faced with additional costs to maintain its reporting requirements and as such may be reliant upon external consultants and additional accounting and legal advice. These cost may be significant and such costs may have and adverse affect on our ability to operate and our results of operations.

16.
As per your item 16 instructing us to remove repetitive risk factors, as per your example that you noted the company discusses “penny stock” regulations in separate risk factors on page 11 and 12 we note your request and have revised or to removed duplicative disclosures.

17.
We note your item 17 that each risk factor should contain a single, discreet risk, we are also advised that you note that several of our risk factors present multiple risks. As per your given example the risk factor on page 14 under the sub caption, “If we do not have adequate resources….” You advise us to please review and revise, we offer the following revision:

IF WE DO NOT HAVE ADEQUATE RESOURCES TO MARKET AND RENT OUR APARTMENTS AND COMPETE SUCCESSFULLY WITH NUMEROUS REGIONAL, LEASORS, INCLUDING ONLINE COMPANIES, OUR ABILITY TO ATTRACT RENTERS WILL BE HARMED RESULTING IN REDUCED REVENUES AND INCREASED OPERATING COSTS.

If we do not have adequate resources to market and rent our apartments and compete successfully with numerous regional, leasers, including online companies, our ability to attract and retain renters, expand our sales and marketing activities, recruit and retain key personnel and compete in a competitive market place and   will be harmed resulting in reduced revenues and increased operating costs.

Risks Related to our Financial Condition

If we do not obtain adequate financing…. page 9

18.
We note your item 18 advising us to please reconcile our disclosure in this section regarding the impact that obtaining financing could have on our business with our disclosure under the Financing Policies subheading on page 26, that we do not plan to incur debt until all net proceeds from this offering have been substantially invested. We have revised our disclosure as follows:

IF WE DO NOT OBTAIN ADEQUATE FINANCING, OUR BUSINESS WILL FAIL, RESULTING IN THE COMPLETE LOSS OF YOUR INVESTMENT

Upon investing substantially all of the net proceeds of this offering, if we are not successful in earning revenues we may require additional financing to sustain business operations. Currently, we do not have any arrangements for financing and can provide no assurance to investors that we will be able to obtain financing when required and obtain such financing within the scope of our policies (see Financing Policies page 26). Obtaining additional financing would be subject to a number of factors, including the Company’s ability to attract customers. These factors may have an effect on the timing, amount, terms or conditions of additional financing and make such additional financing unavailable to us. The inability of the Company to gain access to capital markets or obtain acceptable financing could have a material adverse effect upon the results of its operations and upon its financial conditions.

If we do not gain adequate financing our business will fail as our President might be unwilling or cannot raise any more capital to carry the business resulting in the complete loss of your investment.

Risks Related to this Offering
Our Articles of Incorporation provide ….. page 9

19.	We note your item 19 asking us to revise the risk factor to provide brevity and only include the disclosure needed to place the risk into context. We have revised our disclosure as follows:

OUR ARTICLES OF INCORPORATION PROVIDE FOR INDEMNIFICATION OF OFFICERS AND DIRECTORS AT OUR EXPENSE AND LIMIT THEIR LIABILITY WHICH MAY RESULT IN ADDITIONAL COSTS TO US WHICH MAY HAVE A NEGATIVE EFFECT ON OUR RESULTS OF OPERATIONS

Our articles of incorporation and applicable Nevada law provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney’s fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of us. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such person’s promise to repay us, therefore, if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us which we will have a negative effect on our results of operations.

Buyers will pay more for our common stock…….page 10

20.	We note your item 20 advising us to revise to clarify that shareholders will experience substantial dilution upon purchasing our shares we offer the following revision to our disclosure:

BUYERS WILL PAY MORE FOR OUR COMMON STOCK THAN THE PRO RATA PORTION OF THE ASSETS ARE WORTH; AS A RESULT, INVESTING IN OUR COMPANY WILL RESULT IN SUBSTANTIAL DILUTION

The offering price and other terms and conditions regarding the Company’s shares have been arbitrarily determined and do not bear any relationship to assets, earnings, book value or any other objective criteria of value. Additionally, no investment banker, appraiser or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares. The arbitrary offering price of $0.50 per common share as determined herein is substantially higher than the net tangible book value per share of HOMEOWNUSA common stock. HOMEOWNUSA, assets do not substantiate a share price of $0.50. As a result, buyers of our stock will experience substantial dilution.

In the event that the company’s shares are traded they may trade under $5,00 per share. …Page 11

21.
We note your item 21 stating that considering our offering price we should revise to clarify that it is likely our shares will be considered a penny stock, we have deleted this risk, as it is substantially the same risk presented in the section Risks Related to our Common Stock.

We are Dependant on the Economic Conditions… page 13

22.
We note your item 22 stating that this risk factor addresses a risk that affects companies across our industry and appears broad and generic and you advice us to revise to clarify how this risk is specific to us. We offer the follow revision to our disclosure:

BECAUSE WE ARE SMALL WE ARE MORE DEPENDENT ON THE ECONOMIC CONDITIONS OF THE UNITED STATES REAL ESTATE MARKET THAN LARGER COMPETITORS

Our intended properties will be located in the United States. Because we are small, our intended properties will not be as diversified as larger competitors. The performance of such properties will be dependent upon economic conditions in the United States in general and the specific local market where our properties will be located. A decline in the economy in our current and foreseeable markets generally could adversely affect our ability to meet ongoing obligations, grow, pay distributions to our stockholders, and may adversely impact the value of our common stock and a decrease in demand for apartment rental in turn could adversely affect our results of operations.

We Face Potential adverse Effects from Tenants Bankruptcies…page 13

We may be unable to gain any significant market acceptance …page 15

Capital Expenditure Requirements at Our Multi Family Apartment….page 16

23.
We note your item 23 stating that considering that we currently have no property holdings, to revise the risk factor narratives under the subheadings and elsewhere in this section to more accurately capture the specific risks to us, we offer the following revisions:

WE FACE POTENTIAL ADVERSE EFFECTS FROM OUR FUTURE TENANTS’ BANKRUPTCIES OR INSOLVENCIES FROM OUR PLANNED PROPER|TIES

The bankruptcy or insolvency of a tenant may adversely affect the income produced by our planned properties. Our future tenants could file for bankruptcy protection or become insolvent in the future. We could evict a tenant solely because of its bankruptcy. A bankrupt tenant may reject and terminate its rental with us. In such case, our potential claim against the bankrupt tenant for unpaid and future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease, and, even so, our claim for unpaid rent would likely not be paid in full. This shortfall could adversely affect our cash flow and results of operations.

WE MAY BE UNABLE TO GAIN ANY SIGNIFICANT MARKET ACCEPTANCE FOR OUR PLANNED RENTAL APARTMENTS OR ESTABLISH A SIGNIFICANT MARKET PRESENCE

The Company’s business strategy is substantially dependent upon its ability to acquire and subsequently rent its apartments successfully to prospective tenants. However, its planned rental apartments may not achieve significant acceptance. Such acceptance, if achieved, may not be sustained for any significant period of time. Failure of the Company’s planned rental apartments to achieve or sustain market acceptance could have a material adverse effect on our future business, financial conditions and the results of our operations.

CAPITAL EXPENDITURE REQUIREMENTS AT OUR PLANNED MULTI FAMILY APARTMENT FACILITIES MAY BE COSTLY AND REQUIRE US TO INCUR DEBT, POSTPONE IMPROVEMENTS, REDUCE DISTRIBUTIONS OR OTHERWISE ADVERSELY AFFECT THE RESULTS OF OUR OPERATIONS AND THE MARKET PRICE OF OUR COMMON STOCK.

Any of the multi family apartment facilities we may acquire in the future may have a need for renovations and capital improvements at the time of acquisition and all of the facilities we may acquire will have an ongoing need for renovations and other capital improvements, including replacement, from time to time, of fixtures and equipment. In addition, if we incur indebtedness, our lenders will likely require that we set aside annual amounts for capital improvements to our properties.  The costs of renovations and capital improvements could adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

Dilution…. page 17

24.
We note your item 24 stating that we disclose that the difference between the share price paid by Mr. du Plooy and the price investors will pay is 0.0189. According to your subtraction of 0.001 from 0.50 is $0.499, as such our disclosure appears incorrect.  We have corrected the noted disclosure as follows:

The price of the current offering is fixed at $0.50 per share. This price is significantly greater than the price paid by the Company’s sole officer and director for common equity since the Company’s inception on December 10, 2009. The Company’s sole officer and director paid $0.001 per share, a difference of $0.499 per share lower than the share price in this offering.

Existing Stockholders if all the shares are sold, page 17

25.	We note your item 15 advising us to disclose the current net tangible book value on a total and per share basis. The table has been revised as per your recommendation:

Existing Stockholders if all of the Shares are Sold
Price per share	$0.5
Pre-offering net tangible book value	4,490
Post offering net tangible book value	$2,490,790
Potential gain to existing shareholders	$2,500,000
Pre-offering net tangible book value per share	.0004
Net tangible book value per share after offering	$0.1661
Increase to present stockholders in net tangible book value per share after offering	$0.1658
Capital contributions by purchasers of shares	$2,500,000
Capital Contributions by existing stockholders	$10,000
Number of shares outstanding before the offering	10,000,000
Number of shares after offering held by existing stockholders	10,000,000
Existing Stockholders Percentage of ownership after offering	66.67%

Plan of Distribution, page 19

26.
We note your item 26 stating that disclosure under this subheading states that once our common stock becomes quoted on the OTCBB, then we will be able to sell at prevailing market or privately negotiated prices. According to this statement you stated that it appears as if we can not rely on Rule 4159a)(4) of Regulation C to conduct this offering at anything other than a fixed price. We offer the following revision to our disclosure:

The price per share is fixed at $0.50 for the duration of this offering. Although our common stock is not listed on a public exchange, we intend to apply for quotation on the Over-the-Counter Bulletin Board (OTCBB). In order to be quoted on the OTCBB, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, who, generally speaking, must approve the first quotation of a security by a market maker on the OTCBB, nor can there be any assurance that such an application for quotation will be approved. However, sales by the Company must be made at the fixed price of $0.50 for the duration of this offering.

27.
We note your item 27 that our disclosure that the company may sell shares from time to time at the discretion of the company does not appear to comply with the requirements of Rule 415(a)(1)(ix) of Regulation C, you request us to reconcile our disclosure with the noted rule or advice. Please see our revision to item 26 above.

28.
We note your item 28 noting our disclosure that we may sell shares in private transactions. We note your request to clarify if such transactions would take place during the offering period subject to this registration statement. If so to please provide you with a detailed analysis as to why such private transactions would not be integrated with your public offering. We further note your reference to the Securities Act Sections C&DI Question 139.25 and Securities act Release No. 8828 (August 10, 2007). We have revised our disclosure to delete any reference to “private transactions”. Please see our revised disclosure in item 26 above.

29.
We note your item 29 asking us to disclose whether the funds raised in this offering will be available to the company for use immediately after the sale of the securities, we have revised our disclosure to add on sentence at the beginning of the second paragraph of this section as follows:

The Company will receive all proceeds from the sale of those shares.

30.	We note your item 30 requesting us to discuss the method our sole officer and director will use to solicit investors. We offer the following:

The Company's shares may be sold to purchasers from time to time directly by and subject to the sole discretion of the Company’s sole officer and director. Furthermore, the Company will not offer its shares for sale through underwriters, dealers, agents or anyone who may receive compensation in the form of underwriting discounts, concessions or commissions from the Company and/or the purchasers of the shares for whom they may act as agents. The shares sold by the Company may be occasionally sold in one or more transactions; all shares sold under this prospectus will be sold at a fixed price of $0.50 per share.

31.	We note your item 31 referring us to Rule 3a4-1 of the Exchange Act of 1934 and revise to clarify why such person(s) are not considered brokers. We have revised our disclosure as follows:

In connection with the Company’s selling efforts in the offering, Mr. Pieter du Plooy our sole officer and director will be selling shares on the Company’s behalf. Our sole officer and director will not register as a broker-dealer pursuant to Section 15 of the Exchange Act, but rather will rely upon the “safe harbor” provisions of Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. Mr. du Plooy is not subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. Mr. du Plooy will not be compensated in connection with her participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Mr. do Plooy is not, nor has she been within the past 12 months, a broker or dealer, and he is not, nor has he been within the past 12 months, an associated person of a broker or dealer. At the end of the offering, Mr. du Plooy will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Mr. du Plooy will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii).

Use of Proceeds, page 20

32.
We note your item 32 requesting us include a general description here or in our plan of operations disclosure of the properties that we intend to purchase, if less then the maximum is raised and how this type of property will differ from the other targeted multi-family units, we note your reference Instruction 1 to Item 504 of Regulation S-K. We offer the following revision to the “Overview” section and Plan of Operation section of our disclosure.

Overview

We believe that declining commercial real estate prices resulting from banks and other financial institutions and conduit lenders disposing of large numbers of commercial properties acquired between 2005 and 2009, combined with a shortage of affordable mortgage financing forcing distressed property owners to sell, will provide us with excellent opportunities to acquire quality multi family apartment properties. Many of these properties will be distressed due to over-leverage, mismanagement or the lack of liquidity in the financial markets.

Management believes that the Income Capitalization Approach is the most common approach used in commercial real estate valuation. Valuation by the income approach consists of estimating a net operating income for the property and converting this income to a capital value. The net operating income is converted to a capital value by a ratio known as a capitalization rate or "cap rate" as it is commonly called. Although this cap rate is obtained from an analysis of sales of similar properties in the community or region where the subject property is located, management has yet to determine in which geographical area its initial multi-family apartment will be acquired and therefore management will use a general cap rate of 10 when researching target properties.

Because management will target distressed properties, we expect to acquire properties with low occupancy and therefore low net operating income. Using a cap rate of 10, management will target properties from 75 to 300 apartments per property ($5,333 per apartment), ranging in building size between 75,000 and 300,000 square feet, in established or developing neighborhoods, generally resulting in acquisitions priced between $400,000 and below $1,6 million. We are not specifically limited by our Articles and By-laws or our management policies in the number or size of properties we may acquire or the percentage of net proceeds of this offering that we may invest in a single property. The number and mix of properties we intend to acquire will depend on real estate and market conditions existing at the time we acquire properties and the availability of debt and equity capital.

From the proceeds of this offering (see Use of Proceeds, page 20), the Company intends to acquire its first property.  Once we acquire a property, we seek to turn around the property and add value through renovating and re-tenanting. We seek to accomplish this by (1) upgrading and renovating existing apartments; (2) upgrading and including utilities like security systems, internet access, heat, water, sewer and garbage disposal; (3) investing significant effort in recruiting tenants; and. (4) stabilizing occupancy, with per property occupancy goals of 90% or higher and thereby substantially increasing the net operating income of the property.

Plan of Operation

We have not yet qualified as a Real Estate Investment Trust (“REIT”) for federal income tax purposes, but intend to do so for our first full taxable year.  In order o qualify as a REIT (see U.S. FEDERAL INCOME TAX CONSIDERATIONS, page 24), not more than 50% in value of Homeownusa’s outstanding shares or ownership certificates may be owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year. In order to meet the forgoing qualification, the Company intends to redeem the number of shares from its sole officer and director required to qualify as a REIT. The Company intends to complete such redemption of shares within 180 days of the date of this offering.

Over the 12 month period starting upon the effective date of this registration statement, our Company must raise capital to acquire a property and begin its operations. We aim to raise the capital by investors investing in our startup company. We have three planned phases to our operations over the next twelve months. The business activities and related expenses in each phase will be affected by the proceeds from sales of shares in this offering received by the Company as discussed below. The three phases to our operations over the next 12 months are; 1) first phase will be the property research and acquisition phase, 2) second phase will be property renovation, 3) third phase will be the marketing phase where we intend to increase and stabilize occupancy.  In each of these phases and the offering scenarios discussed below, the size of the targeted multi family apartment property will vary based on the estimated funds available for purchase. In addition, our director and sole officer will conduct the research on our future property and manage all aspects of acquisition. For the renovation phase, the Company will hire contractors to perform renovation services. For the third phase, the Company will out source the marketing activities to third party consultants. The Company has no plans to hire employees during the 12 month period starting upon the effective date of the registration statement.

The first phase of our planned operations over this period would be to research properties at a cost estimated to be $61,000. The result of this research would determine the location of the target property and we will acquire our first property at an estimated cost of $ 1,600,000. The Company expects to complete this phase within 120 days of the date of this offering. Next and in preparation for upgrading and renovating the apartments, the Company will retain contractors and schedule and begin apartment renovations. Total renovation cost is estimated at $450,000. During the course of renovations, we will develop the web site estimated to cost $5,000 and initiate marketing of our first renovated apartments. Because the Company will retain contractors to renovate the apartments and a consultant to develop its website, the Company expects to complete this phase within 240 days of the date of this offering. The final phase of our planned operations over this period would be to launch our marketing campaign including the printing of flyers, local news paper and local radio advertising, estimated to cost $15,000 and retain a telemarketing sales team estimated to cost $25,000, with a goal to stabilizing occupancy, with an occupancy goals of 90% or higher. The Company expects to complete this phase within 300 days of the date of this offering and the Company expects to be generating net operating income within 360 days of the date of this offering.

In the event the Company sells 25% of the shares offered, the Company will research properties at a cost estimated to be $16,000 and acquire our first property estimated to have approximately 75 apartments at an estimated cost of $ 400,000. Total renovation cost is estimated at $100,000. During the course of renovations and during the second phase of our planned operations, we will develop the web site estimated to cost $3,000 and initiate marketing of our first renovated apartments. The final phase of our planned operations over the first twelve months of operations would be to launch our marketing campaign including the printing of flyers, local news paper and local radio advertising, estimated to cost $4,000 and retain a telemarketing sales team estimated to cost $5,000, with a goal to stabilizing occupancy, with an occupancy goals of 90% or higher (see Use of Proceeds, page 20).

In the event the Company sells 50% of the shares offered, the Company will research properties at a cost estimated to be $26,000 and acquire our first property estimated to have approximately 152 apartments at an estimated cost of $ 815,000. Total renovation cost is estimated at $225,000. During the course of renovations and during the second phase of our planned operations, we will develop the web site estimated to cost $3,000 and initiate marketing of our first renovated apartments. The final phase of our planned operations over the first twelve months of operations would be to launch our marketing campaign including the printing of flyers, local news paper and local radio advertising, estimated to cost $7,000 and retain a telemarketing sales team estimated to cost $14,000, with a goal to stabilizing occupancy, with an occupancy goals of 90% or higher (see Use of Proceeds, page 20).

In the event the Company sells 75% of the shares offered, the Company will research properties at a cost estimated to be $36,000 and acquire our first property estimated to have approximately 225 apartments at an estimated cost of $ 1,200,000. Total renovation cost is estimated at $350,000. During the course of renovations and during the second phase of our planned operations, we will develop the web site estimated to cost $5,000 and initiate marketing of our first renovated apartments. The final phase of our planned operations over the first twelve months of operations would be to launch our marketing campaign including the printing of flyers, local news paper and local radio advertising, estimated to cost $13,000 and retain a telemarketing sales team estimated to cost $22,000, with a goal to stabilizing occupancy, with an occupancy goals of 90% or higher (see Use of Proceeds, page 20).

33.
We note your item 33 asking us to describe in greater detail the line item “Total Property Cost”. We further note your request to describe here or in more detail in the business or investment policy section, the types of multi-family properties we plan to acquire and how many. In the light of our disclosure that no specific properties have been identified, to explain how we came up with the disclosed amounts. We offer the following revision to our disclosure:

In the last paragraph of the Overview section we have added - From the proceeds of this offering (see Use of Proceeds, page 20), the Company intends to acquire its first property.

And the following paragraph has been added to Use of Proceeds section:

Because management will target distressed properties, management has arbitrarily determined that it will target properties from 75 to 300 apartments per property ($5,333 per apartment), ranging in building size between 75,000 and 300,000 square feet, in established or developing neighborhoods, generally resulting in acquisitions priced between $400,000 and below $1,6 million.

34.
We note your item 34 stating that in our offering expenses we have not included any reimbursements to Mr. du Plooy. We note your request for us to revise and clarify if we have determined there are no other costs associated with this offering.  We have reviewed Item 511 of Regulation S-K and the instructions to Item 511 and we believe we have provided the necessary disclosure. We have revised our disclosure in Use of Proceeds to include the redemption expense to Mr. du Plooy and have included the following footnote:

(2) In order to qualify as a REIT, the Company and Mr. du ploy intend to enter into a share redemption agreement whereby the Company will redeem a number of shares from Mr. du Plooy for consideration of $1.00.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

35.
We note your item 35 stating that on page 21 you note that we will target properties from 75-300 apartments resulting in acquisitions priced between $400,000 and below $1.6 million. We note your request for us to revise to discuss the basis for the disclosed price range. We have revised our disclosure under the Overview Section as follows:

Management believes that the Income Capitalization Approach is the most common approach used in commercial real estate valuation. Valuation by the income approach consists of estimating a net operating income for the property and converting this income to a capital value. The net operating income is converted to a capital value by a ratio known as a capitalization rate or "cap rate" as it is commonly called. Although this cap rate is obtained from an analysis of sales of similar properties in the community or region where the subject property is located, management has yet to determine in which geographical area its initial multi-family apartment will be acquired.  Because management will target distressed properties, we expect to acquire properties with low occupancy and therefore low net operating income or possibly a net operating loss and therefore management will consider the net operating income potential when researching target properties.

Because management will target distressed properties, management has arbitrarily determined that it will target properties from 75 to 300 apartments per property ($5,333 per apartment), ranging in building size between 75,000 and 300,000 square feet, in established or developing neighborhoods, generally resulting in acquisitions priced between $400,000 and below $1,6 million. We are not specifically limited by our Articles and By-laws or our management policies in the number or size of properties we may acquire or the percentage of net proceeds of this offering that we may invest in a single property. The number and mix of properties we intend to acquire will depend on real estate and market conditions existing at the time we acquire properties and the availability of debt and equity capital.

Plan of Operation page 22

36.
We note your item 36 stating that considering that we have not begun any negotiations with respect to property acquisitions, to please explain to you and to revise our disclosure to indicate, how we devised the estimated renovation costs identified in this section. We have added a footnote (2) to the Use of Proceeds section as follows:

(1) Renovations expense is an estimate only. Management will target properties whose apartments are primarily in need of cosmetic repair for which management has allocated a budget between $1,300 and $1,500 per apartment.”

In addition, we will reference the Use of Proceeds section in each of the offering scenarios in the section titled Plan of Operations

37.	We note your item 37 asking us to discuss how long we expect it to take to invest offering proceeds in a portfolio of properties and real estate-related assets, we respond as follows:

The first two sentences of the third paragraph of the Plan of Operation indicate that a substantial portion of the offering proceeds would be invested in our first property within 120 days of the date of this offering.

38.
We note your item 38 asking us to discuss the geographic area we will initially target. The result of our planned research will determine and we have revised the first sentence of paragraph three in Plan of Operation to reflect the same.

The first phase of our planned operations over this period would be to research properties at a cost estimated to be $61,000. The result of this research would determine the location of the target property and we will acquire our first property at an estimated cost of $ 1,600,000.

39.
We note your item 39 requesting that we revise to discuss how we will carry out the particular phases based on our current staffing or discuss any adjustments that will be made to our staffing. We have revised our Plan of Operations and offer the following revision to paragraph 3 to address your comment:

Over the 12 month period starting upon the effective date of this registration statement, our Company must raise capital to acquire a property and begin its operations. We aim to raise the capital by investors investing in our startup company. We have three planned phases to our operations over the next twelve months. The business activities and related expenses in each phase will be affected by the proceeds from sales of shares in this offering received by the Company as discussed below. The three phases to our operations over the next 12 months are; 1) first phase will be the property research and acquisition phase, 2) second phase will be property renovation, 3) third phase will be the marketing phase where we intend to increase and stabilize occupancy.  In each of these phases and the offering scenarios discussed below, the size of the targeted multi family apartment property will vary based on the estimated funds available for purchase. In addition, our director and sole officer will conduct the research on our future property and manage all aspects of acquisition. For the renovation phase, the Company will hire contractors to perform renovation services. For the third phase, the Company will out source the marketing activities to third party consultants. The Company has no plans to hire employees during the 12 month period starting upon the effective date of the registration statement.

Results of Operations, page 23

40.	We note your item 40 requesting us to include disclosure that describes the expenses that we have incurred. We revise our disclosure as follows:

These expenses relate to corporate start-up fees, bookkeeping and audit fees.

Capital Resources and Liquidity, page 23

41.
We note your item 41 advising us to please revise to discuss our capital requirements for the next 12 months if we are unable to raise enough funds to purchase the initial property. We have added the following sentence to the second paragraph of this section.

In the event the company is unable to raise sufficient funds to purchase the initial property, over the next twelve months the company will require capital to maintain its reporting status which management estimates to be $20,000.

General Information About Homeownusa page 24

42.
We note your item 42 noting that our address is the same as State agent and transfer Syndicate, Inc and several other entities, including, global Club, inc., SOEFL, Inc., Gilla, Inc., Alarming Devices, Inc. and Fresh Start Private Holdings, Inc. Please revise to clarify if there is a specific suite associated with our business office. If not please clarify how we will conduct business out of a shared office. We offer the following:

Our current address is that of State Agent and Transfer Syndicate, Inc. We do not have a specific suite number at this time but are able to utilize their staff for phone, phone fax and meeting rooms as required. The Company is using State Agent and Transfer Syndicate, Inc. as a transitional space until it has completed its offering. It is the company's intent to rent its own small office space in Nevada upon completion our offering. As the Company will use a third party independent accounting and auditing firm, we anticipate requiring a small executive office only.

Investment Policies Policies with Respect to Certain Activities

General

43.
We note your item 43 noting that our sole officer and director has significant latitude in setting and altering our investment strategy as well as consummating transactions without the consent of our stockholders. We note your request to explain whether Mr. du Plooy is under any obligation to notify stockholders of such decisions and to disclose in this section how and when we will disclose such changes to our shareholders. We offer the following explanation:

Regarding our Investment Policies and Policies Related to Certain Activities, our policy statement does not create such obligation nor have we made any revisions to our policy. In the section titled “Available Information” we state “Upon effectiveness of this Prospectus, we will be subject to the reporting and other requirements of the Exchange Act and we intend to furnish our shareholders annual reports containing financial statements audited by our registered independent auditors and to make available quarterly reports containing unaudited financial statements for each of the first three quarters of each year.  Such reports and other information along with the registration statement, including the exhibits and schedules thereto, may be inspected at public reference facilities of the SEC at 100 F Street N.E, Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov.

Being subject to the reporting requirements of the Exchange Act obligates Mr. du Plooy, our sole officer and director to report certain activities on Form 8-K.

44.
We note your item 44 requiring us to disclose more fully any investment guidelines or criteria management will use to identify and assess such properties. We offer the following revision to our disclosure:

Investments in Real Estate or Interests in Real Estate

We plan to invest principally in multi family apartment facilities. At the completion of this offering we will identify one multi family apartment facility and a substantial portion of the net proceeds of this offering will not be committed to any other specific multi family apartment facility acquisition. Our management will identify and negotiate acquisition opportunities. We will target a facility that is undervalued in its geographical location. We will utilize the Income Capitalization Approach to valuate a facility and target a facility with low occupancy and therefore low net operating income. These target facilities will be distressed due to over-leveraged financing, mismanagement or the lack of liquidity in the financial markets.

Investments in Real Estate or Interests in Real Estate, page 25

45.
We note your item 45 requiring us to briefly discuss here and in more detail elsewhere in the prospectus, the geographical region in which the company’s properties will be located as per your reference Item 14(a) of Form S-11. We have revised our disclosure as follows:

“The first phase of our planned operations is to research properties. The result of this research would determine the location of the target property to be acquired.”

46.
We note your item 46 asking us to please revise to quantify and explain what we mean by “consistent cash distributions” In the light of our current status as a development stage company and the fact that we currently hold no properties, you have asked us to disclose how we plan to meet this stated objective, you have also asked us to explain in the appropriate section to revise to clarify if we are limited to paying distributions only from operating cash flows or if you would be able to utilize offering proceeds or borrowed funds. We offer the following revision:

We intend to make distributions to stockholders in order to meet the 90% distribution requirement as a REIT. Under some circumstances, however, it is possible that we may have insufficient operating funds to make such cash distributions. For example, in the event of the default or financial failure of one or more tenants See Risk Factors, page 8), we may be required to accrue rent for some period of time under federal income tax principles even though we would not currently be receiving the corresponding amounts of cash. In addition, we might be unable to deduct certain expenses at the time those expenses are incurred for tax purposes. In either case, our available cash for making distributions might be insufficient to satisfy the 90% distribution requirement. If our available cash is insufficient, we might raise cash to make the distributions by borrowing funds, by issuing new securities or by selling assets.

If we were unable to satisfy the 90% distribution requirement, we would fail to qualify as a REIT and, as a result, would be subject to federal income tax as an ordinary corporation without any deduction or adjustment for dividends paid to our shareholders. If we fail to satisfy the 90% distribution requirement, as a result of an adjustment to our tax returns by the Internal Revenue Service, under certain circumstances, we may be able to rectify our failure by paying a "deficiency dividend" (plus a penalty and interest) within 90 days after adjustment. This deficiency dividend will be included in our deductions for distributions paid for the taxable year affected by the adjustment. However, the deduction for a deficiency dividend will be denied if any part of the adjustment resulting in the deficiency is attributable to fraud with intent to evade tax or to willful failure to timely file an income tax return.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year. We may include deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

Investment Policies and Policies with Respect to Certain Activities, page 25

47.
We note your item 47 requiring us to revise to better distinguish between significant capital improvements that we intend to undertake with respect to properties and significant redevelopment, we have revised our disclosure as follows:

Investment Policies and Policies With Respect to Certain Activities

Initially, we intend to renovate or refurbish our facilities. Renovate or refurbish means cosmetic refinishing for example, repainting interiors and exteriors, replacement and/or repair of floorings and replacement of window coverings etc. We do not intend to engage in significant development or redevelopment of our facilities for example, demolition and reconstruction of all or any part of the facility, construction of additional apartments at the facility etc. In the future, we may acquire facilities that require significant capital improvement beyond renovation or refurbishment. Capital improvement means repairs and upgrades to the facility like replacement of roof, replacement or resurfacing of parking facilities, replacement or HVAC systems etc. Although we do not have any current plans to conduct any development activities that require significant capital improvements, if we find opportunities in attractive markets with high barriers to entry and favorable pricing that may not have been available to the Company in the past, we may evaluate and pursue a very limited number of development opportunities.

We do not intend to engage in trading, underwriting, agency distribution or sales of securities of other issuers.

48.
We note your item 48 with your reference to instruction 1 to Item 12 Form S-11 asking us to provide the requested disclosure. We believe the revised disclosure to your item 47 above meets the standard to which the information is given in a manner that is meaningful to investors.

Financing Policies, page 26

49.
We note your item 49 noting that in our disclosure our articles and by laws contain no limitations on the amount of debt we may incur. We also note your request to us whether we believe NASAA REIT Guidelines are or will be applicable to us. We believe that the NASAA REIT Guidelines will not apply to us. Our believe is based upon reviewing the matter by telephone with Kimberly Stein, Chief of Enforcement, Nevada Secretary of State Securities Division.

U.S. Federal Income Tax Considerations, page 27
Taxation of Our Company, page 28

50.
We note your item 50 and that in this item you state that management’s disclosure that it intends to qualify as a REIT, that management is not qualified to serve as a basis for our disclosure concerning our intended REIT qualification. Your advice is noted that you suggest we attribute such disclosure to council file the tax opinion as an exhibit to the registration statement. We have removed reference to management’s intent and offer the following revision to our disclosure:

Taxation of Our Company — General

To qualify as a REIT for U.S. federal income tax purposes and to maintain our qualification as a REIT in each taxable year thereafter the Company, amongst other things, will need to have 100 or more stockholders and not more than 50% of our stock can be owned by 5 or fewer individuals, as described in “— Requirements for Qualification as a REIT.” This treatment will permit us to deduct dividend distributions to our stockholders for U.S. federal income tax purposes, thus effectively eliminating the “double taxation” that generally results when a corporation earns income and distributes that income to its stockholders in the form of dividends.

We were formed in December 2009, our total assets consist of approximately $10,000 in cash, and we do not have any operating history. Accordingly, even a small amount of disqualifying income could cause us to fail the gross income tests described below in “— Income Tests.” We intend to use the proceeds of this offering to acquire assets that will generate qualifying income sufficient to satisfy the gross income tests described below in “— Income Tests,” and our qualification as a REIT for U.S. federal income tax purposes is based, among other things, on the assumption that we will acquire such assets and generate such qualifying income.

In accordance with item 601 of regulation S-K, we have provided a tax opinion from an independent public accountant in exhibit 8.1.

Market price and Dividends …..Page 41

51.
We note your item 51 stating that it does not appear that we have provided all the applicable disclosure requested by item 201 of regulation s-k and advising us to revise to provide such disclosure or to advise. We have revised our disclosure as follows:

“The table below sets forth the holders of the Company’s common stock.

Title of Class	Beneficial Owner	Number of Shares	% Ownership

Common Stock	Pieter du Plooy 173 Haldon Road Universitas, BLOEMFONTEIN SOUTH AFRICA, 9321	10,000,000	100%

The company has not declared any amount of cash dividends as of the date of this offering.

From inception through the date of this offering there are no securities authorized for issuance under equity compensation plans.”

Equity Compensation Plan Information
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	-	-	-
Equity compensation plans not approved by security holders	-	-	-
Total	-	-	-

Directors and Executive Officers

Identification of directors and executive officers, page 43

52.
We note your item 52 regarding Item 401(C) of Regulation S-K requesting us to describe in more detail business experience for Mr. du Plooy in the last five years. In such disclosure identify the specific time periods he has served in each of the positions described. We also note your request that we discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as director, in light of our business and structure. We have revised our disclosure as follows:

From April 2002 until the sale of his business in August 2010, Mr. du Plooy was the owner/operator of Yonri Trust, doing business as “All a Minimum”, a retail manufacturer and contract installer of aluminum products.  All a Minimum specialized in manufacturing doorframes, windows frames, showers and installation into residential and commercial properties.

Given Mr du Plooy’s success in the retail and construction industry since 2002, the Company believes that Mr. du Plooy’s background experience and success as an entrepreneur make him well suited to serve as our sole officer and director of Homeownusa, a development stage company.

53.
We note your item 53 stating that it is not clear if Mr. du Plooy has any experience in selecting, acquiring and managing real estate assets, we also note your request to revise to clarify and if he does not have any such experience, discuss the risk associated with his lack of expertise. We offer the following:

BECAUSE OUR MANAGEMENT HAS NO TECHNICAL TRAINING AND NO EXPERIENCE IN REAL ESTATE ACTIVITIES OUR PLANED ACTIVITIES, EARNINGS AND ULTIMATE FINANCIAL SUCCESS COULD BE IRREPARABLY HARMED

Our management has no experience with real estate activities. With no direct training or experience, management may not be fully aware of many of the specific requirements related to working with in the industry. Management’s decisions and choices may not take into account standard managerial approaches REIT’s commonly use. Consequently, our planed activities, earnings and ultimate financial success could suffer irreparable harm do to management’s lack of experience in the industry.

54.
As per your item 54 you note that Mr. du Plooy is a resident of South Africa, you request that we should revise the appropriate section to discuss how our operations will be conducted considering his residence. We have revised our Plan of Operation disclosure and offer the following

In addition, our director and sole officer will conduct the research on our future property and manage all aspects of acquisition. For the renovation phase, the Company will hire contractors to perform renovation services. For the third phase, the Company will out source the marketing activities to third party consultants. The majority of these activities can be accomplished from any location and the Company has budgeted for business travel where management believes physical presence will be required. The Company has no plans to hire employees during the 12 month period starting upon the effective date of the registration statement.

Conflicts of interest, page 44

55.
We note your item 55 to disclose here or with in our disclosure on page 46 to briefly outline any provisions of the governing instruments that limit transactions between the company and any director, officer, security holder or affiliate of the company, we refer to Item 25 of Form S-11. We have revised our disclosure as follows:

Except as provided for in Article XI of the Company By-laws, no officer, director or security holder of the company may be involved in pecuniary interest in any investment acquired or disposed of by the registrant or in any transaction to witch the registrant or any of its subsidiaries is party or has an interest.

None of the directors, officers, security holders or affiliates of the registrant may engage for there own account business activities of the types conducted by the registrant and its subsidiaries.

Security Ownership of Certain Beneficial Owners and Management, page 46

56.
We note your item 56 advising us to expand on our disclosure of the planned redemption of Mr. du Plooy’s shares to address in what manner or which market Mr. du Plooy intends to sell the shares and the expected impact of the shares price for other shareholders, given his need for the sale of approximately 8.5 million shares to meet our intended modification of articles and bylaws such that that no individual may own more than 9.8% of the shares of common stock. We note further your request that if such a sale is no longer planned and our President Mr. du Plooy is expected to retain the majority of the shares, we should revise the disclosure regarding the articles and bylaws. We have expanded our disclosure as follows:

In order to qualify as a REIT, the Company and Mr. du ploy intend to enter into a share redemption agreement whereby the Company will redeem a number of shares from Mr. du Plooy for consideration of $1.00 (see Use of Proceeds).

57.
We note your item 57 noting in our disclosure in this section that Mr. du Plooy “may be“ deemed to be one of our promoters. We also note your request to revise to confirm that if true Mr. du Plooy is our only promoter and to provide all the required information about such a party in accordance with item 404(c) of Regulation S-K and we will also refer to Item11 of Form 11. We offer the following revision to our disclosure:

Mr. Pieter du Plooy is the only promoter of Homeownusa and as a promoter; Mr. du Plooy will not receive anything of value from Homeownusa. Homeownusa has no plans to acquire any asset from Mr. du Plooy.

Part11 - Information Not Required in the Prospectus

Exhibit5.1 Opinion of Diane Dalmy

58.	We note your item 58 requesting counsel to revise the opinion to clarify that our shares are duly authorized, if true. We have filed a revised opinion from Diane Dalmy.